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                              DYKEMA GOSSETT, PLLC
                                 FRANKLIN SQUARE
                                 SUITE 300 WEST
                               1300 I STREET, N.W.
                             WASHINGTON, D.C. 20005
                               TEL.: 202-906-8600

VIA EDGAR

October 1, 2008

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

     Re: John Hancock Trust
         File Nos. 2-94157 and 811-04146

Ladies and Gentlemen:

This letter is written on behalf of John Hancock Trust (the "Trust") and with reference to Post-Effective Amendment No. 82 to the Trust's Registration Statement under the Securities Act of 1933, as amended (the "Act") (the "Amendment"). The Amendment was filed with the Securities and Exchange Commission (the "Commission") on September 15, 2008 (Accession No. 0000950135-08-006104) for purposes of registering three new series or funds of the Trust: the Alpha Opportunities Trust, BlackRock Global Asset Allocation Trust and Smaller Company Growth Trust. It was declared effective by the Commission on September 30, 2008.

The Trust acknowledges that: (i) the Amendment was intended to register only two share classes, Series I shares and Series II shares, for the BlackRock Global Asset Allocation Trust; (ii) the EDGAR filing of the Amendment inadvertently included for that fund an EDGAR class identifier for a third share class, NAV shares; and (iii) the BlackRock Global Asset Allocation Trust will not offer NAV shares except upon the effectiveness of another post-effective amendment to the Trust's registration statement covering shares of such class for that fund.

If you have any questions or comments, please contact me or John W. Blouch of this office at 202-906-8600.

Very truly yours,


/s/ Bruce W. Dunne

Bruce W. Dunne